U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              INFORMATION STATEMENT
                                   PURSUANT TO
                                 SECTION 14 (F)
                      OF THE SECURITES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                          TECH-NET COMMUNICATIONS, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


          NEVADA                              98-0231440
    ----------------------           -------------------------------------
   (STATE OF INCORPORATION)         (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                65 SHREWSBURY ROAD, LIVINGSTON, NEW JERSEY 07039
                ------------------------------------------ -----
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

         ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE: (973) 597-1971

                                  INTRODUCTION

     THIS INFORMATION STATEMENT ("INFORMATION STATEMENT") IS BEING DELIVERED TO HOLDERS OF THE COMMON STOCK, PAR VALUE $.001 PER SHARE (THE "COMMON STOCK"), OF TECH-NET COMMUNICATIONS, INC, A NEVADA CORPORATION, PURSUANT TO
     SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED TO DATE (THE "ACT"), AND RULE 14F-1 THEREUNDER, IN CONNECTION WITH THE ELECTION OF A MAJORITY OF THE BOARD OF DIRECTORS OF THE COMPANY PURSUANT TO AN AGREEMENT BETWEEN THE COMPANY AND KNIGHTSBRIDGE FINE WINES, INC., A NEVADA CORPORATION.

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

     ON AUGUST 1, 2003, WE COMPLETED A SHARE EXCHANGE (THE "SHARE EXCHANGE ") WITH KNIGHTSBRIDGE FINE WINES, INC. ("KNIGHTSBRIDGE"), A NEVADA CORPORATION, FORMED TO DEVELOP AND FINANCE THE GROWTH OF A DIVERSIFIED INTERNATIONAL WINE COMPANY CONSISTING OF ESTATE VINEYARDS AND BRANDS FROM VARIOUS WINE GROWING REGIONS OF THE WORLD. AS A RESULT OF THE SHARE EXCHANGE, KNIGHTSBRIDGE BECAME OUR WHOLLY OWNED SUBSIDIARY. THE SHAREHOLDERS OF KNIGHTSBRIDGE NOW OWN THE MAJORITY OF OUR VOTING STOCK. TO ACCOMPLISH THE SHARE EXCHANGE, WE ISSUED AN AGGREGATE OF 12,402,500 (24,803,000 AS OF OUR FORWARD SPLIT EFFECTIVE AUGUST 13, 2003) SHARES OF OUR COMMON STOCK IN EXCHANGE FOR ALL OF THE ISSUED AND OUTSTANDING CAPITAL STOCK OF KNIGHTSBRIDGE FROM THE SHAREHOLDERS OF KNIGHTSBRIDGE.

Please read this Information Statement carefully. It describes the terms of the Share Exchange Agreement and its effect on Tech-net Communications, Inc. and contains biographical and other information concerning the executive officers and directors after the Share Exchange. All of our filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of these filings may be obtained from the SEC's website at http://www.sec.gov.

                    INFORMATION RELATING TO OUR COMMON STOCK

The shares of the our common stock, par value $.001 ("Common Stock") are the only voting securities currently outstanding. A holder of each share of the our Common Stock is entitled to one vote per share on all matters submitted to a vote of our shareholders. Immediately following the Share Exchange, there were 14,963,500 (29,927,000 as of our forward split effective August 13, 2003) shares of our Common Stock issued and outstanding. The Share Exchange provided
Knightsbridge shareholders with approximately 82.89% of our issued and outstanding voting shares.


                               THE SHARE EXCHANGE

On  August  1,  2003,  we  completed  the  Share  Exchange  with  Knightsbridge.
Knightsbridge was formed to develop and finance the growth of a diversified international wine company consisting of estate vineyards and brands from various wine growing regions of the world. As a result of the Share Exchange, Knightsbridge became our wholly owned subsidiary. The shareholders of Knightsbridge now own the majority of our voting stock. To accomplish the Share Exchange, we issued an aggregate of 12,402,500 (24,803,000 as of our forward split effective August 13, 2003) shares of our Common Stock in exchange for all of the issued and outstanding capital stock of Knightsbridge from the shareholders of Knightsbridge. The shares issued to the Knightsbridge Shareholders were issued to 35 persons, 7 of whom are employees of Knightsbridge who acquired their shares pursuant to Rule 701 and the remainder of whom are accredited investors, pursuant to the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

Pursuant to the terms of the Share Exchange Agreement, the officers of Knightsbridge have been appointed as our officers and Jayeson Carmichael has resigned as our president and Edward Wong has resigned as our treasurer and secretary. Joel Shapiro, president of Knightsbridge has been appointed to our Board of Directors and Messrs. Wong and Carmichael and Diane Travis have agreed to resign as directors after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders. Also pursuant to the terms of the Share Exchange, Jayeson Carmichael, the owner of 5,000,000 shares (66.3%) of our common stock prior to the Share Exchange, agreed to voluntarily return 4,975,000 shares to the Company, which shares were subsequently cancelled by resolution of our Board of Directors following their return by Mr. Carmichael.

Immediately following the completion of the Share Exchange, we have 14,963,500 (29,927,000 as of our forward split effective August 13, 2003) shares of Common Stock issued and outstanding. The Share Exchange provided Knightsbridge shareholders with approximately 82.89% of our issued and outstanding voting shares.

The Share Exchange is anticipated to be treated as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and we expect to account for our acquisition of Knightsbridge using the purchase method of accounting.

The Share Exchange did not require approval of our shareholders. Holders of all of the shares of stock of Knightsbridge approved the Share Exchange.

                        CHANGE IN CONTROL OF THE COMPANY

To accomplish the Share Exchange, we issued an aggregate of 12,402,500 (24,803,000 as of our forward split effective August 13, 2003) shares of our Common Stock in exchange for all of the issued and outstanding capital stock of Knightsbridge from the shareholders of Knightsbridge and Jayeson Carmichael, the owner of 5,000,000 shares (66.3%) of our common stock prior to the Share Exchange, agreed to cancel 4,975,000 shares to treasury. Immediately following the completion of the Share Exchange, we have 14,963,500 (29,927,000 as of our forward split effective August 13, 2003) shares of Common Stock issued and outstanding. The Share Exchange provided Knightsbridge shareholders with approximately 82.89% of our issued and outstanding voting shares.

Also, pursuant to the terms of the Share Exchange Agreement, the officers of Knightsbridge have been appointed as our officers and Jayeson Carmichael has resigned as our president and Edward Wong has resigned as our treasurer and secretary. Joel Shapiro, president of Knightsbridge has been appointed to our Board of Directors and Messrs. Wong and Carmichael and Diane Travis have agreed to resign as directors after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders.

BACKGROUND OF KNIGHTSBRIDGE FINE WINES

Knightsbridge Fine Wines was founded during 2002 with a vision and objective to establish and build a diversified international wine company. Knightsbridge believes that an oversupply of small and mid-sized wineries lacking effective sales, marketing, and branding strength currently exists, which has created an opportunity to economically and strategically consolidate and build an efficient operation that can maximize economies of scale, increase utilization of production assets, and provide a more streamlined and effective sales, marketing, and distribution group. Knightsbridge further believes that by adopting and applying consumer beverage marketing principals within the wine industry it can further enhance operating results beyond what is currently achieved by many small and mid-sized wineries creating a comparative advantage for Knightsbridge.

In executing its strategy, Knightsbridge has to date entered into marketing and distribution agreements with Dominion Wines International, an established Australian brand and EOS Estate Winery, an established Central Coast California Winery. Further, Knightsbridge is currently negotiating purchase and/or partnership agreements with several other wine companies. As of the date of this filing, Knightsbridge has not reached definitive agreements to acquire or partner with any such companies. As a result, Knightsbridge currently markets and distributes wines produced by third parties under its own or such other parties' labels.

                              MANAGEMENT FOLLOWING
                               THE SHARE EXCHANGE

Information as to our directors and officers following the Share Exchange is as follows:

NAME                        Age         POSITION
----                        ---         --------

Joel Shapiro                32          Chairman, President and CEO and Director
Paul Gardner                49          Chief Marketing Officer
Jim McCubbin                39          Chief Financial Officer
Joseph Carr                 43          Executive Vice President of Sales
Jayeson Carmichael*         32          Director
Edward Wong*                41          Director
Diane Travis*               58          Director

* The afore-listed persons have agreed to resign as directors after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders.

JOEL SHAPIRO, CHAIRMAN OF THE BOARD, PRESIDENT AND CEO. Prior to the Share Exchange, Joel ("Jake") Shapiro was the CEO of Knightsbridge Fine Wines and as a result of the Share Exchange, he has assumed the role of our Chairman, President and CEO. He has reviewed or visited almost 100 wineries in 4 continents in his quest to build the world's best wine company. He is charged with developing, sourcing and negotiating our acquisitions and strategic partnerships. He also guides corporate strategy, ensuring that we stay on-track to meet our long-term goals. Prior to joining Knightsbridge, Mr. Shapiro was President of JS Capital LLC, an east coast based finance boutique specializing in mergers & acquisitions, and public corporate finance. Since its founding, JS Capital has been engaged and financed a variety on industry non-specific companies including software production firms in Pakistan, fiber optic systems in Mexico, and five star European hotel owners and operators. JS Capital has built a strong presence in both apparel and mass media sectors, and maintains a number of Hollywood celebrity clients. Mr. Shapiro began his finance career working in 1992 working in the back offices of the investment-banking firm of M.H. Meyerson & Company. While attending night school at the Rutgers University Graduate School of Business for his MBA, Mr. Shapiro quickly rose up the ranks from working in the operations division of M.H. Meyerson to becoming one of the youngest Senior
Traders, where he executed institutional orders on behalf of Wall Streets biggest firms, including Goldman Sachs, Merrill Lynch, and Credit Suisse First Boston. Mr. Shapiro attended Rutgers University, where he completed his studies in three years and received departmental and collegiate honors. As an undergraduate, Mr. Shapiro also attended the National University of Singapore, and through a joint venture program with Columbia University, the Shanghai Teachers College in China.

PAUL GARDNER, CHIEF MARKETING OFFICER. Prior to the Share Exchange Paul Gardner was the Chief Marketing Officer for Knightsbridge Fine Wines and CEO of Dominion Wines in Australia and as a result of the Share Exchange he has assumed the position of our Chief Marketing Officer. Mr. Gardner has almost thirty years of experience in the beverage industry including the last thirteen years in the wine industry overseeing the development and growth of international marketing and sales programs. Prior to joining Knightsbridge, Mr. Gardner founded Dominion Wines International in 1999. Prior to that, working in Australia and the United States, he played a critical role in the growth and development of wine group that eventually became Berringer Blass. As part of this process, he played a significant role bring Australian style wines to the US market. He also started and managed Southern Cross Wine, which grew revenue to over $40 million and an EBIT of $10 million in just over 3 years. Before managing Southern Cross, he oversaw the Victorian operation of Mildara Wine from the purchase of Wolf Blass through a further number of acquisitions and brand development. Prior to entering the wine industry, Mr. Gardner worked for the Coca-Cola Company in Australia, eventually becoming the Sales and Marketing Director with a team of 200 staff and control of a marketing budget of over $30 million.

JIM MCCUBBIN, CHIEF FINANCIAL OFFICER. Prior to the Share Exchange, Mr. McCubbin was the chief financial officer of Knightsbridge Fine Wines and as a result of the Share Exchange he has become our chief financial officer, responsible for directing our financial operations. He has over fifteen years experience working with small and micro cap companies and over seven years experience in public reporting and compliance with both 33 and 34 act knowledge. He has hands-on experience dealing with the intricacies of small and micro cap business as it relates to situations involving areas of high and erratic growth, restructuring, mergers and acquisitions, corporate compliance and organizational development. He has developed contacts and knowledge that assist small and micro cap companies in reducing expenses as it relates to; corporate compliance and audit review, especially given the new constraints from Sarbanes-Oxley. His financial background is further enhanced with strong skills in the areas of human resources, contract administration, corporate insurance management, and project management and development. Mr. McCubbin also serves as the CFO of WidePoint Corporation (Nasdaq OTB: WDPT). Mr. McCubbin has been instrumental in navigating WidePoint through several negative economic events and working with the management team to realign the Company through both mergers and acquisitions and strategic financial management. While at WidePoint Mr. McCubbin's has also assisted several other small and development stage companies in business plan development, strategic realignment, and organizational development. Prior to Mr. McCubbin's employment at WidePoint, he held various financial and management positions with a wide range of companies including Ernst & Young, Lockheed Martin, McBee Associates, Memtec Ltd., and Marmac Associates.

JOSEPH CARR, EXECUTIVE VICE PRESIDENT OF SALES. Prior to the Share Exchange, Joe Carr was the National Sales Manager for Knightsbridge Fine Wines and as a result of the Share Exchange he has become our Executive Vice President of Sales. Joe has over twenty years experience in the wine industry overseeing team building within the international wine Industry. Prior to joining Knightsbridge, Mr. Carr was Vice President/Eastern Division Import Manager for Beringer Blass Wines. In this position, Joe surpassed all shipment and depletion goals while outperforming national Australian category trends over 38%. Joe also launched the brand Rothbury Estates, which surpassed all national goals and marketing plans. Prior to that, Mr. Carr was President of Mildara Blass Wines for North America. He lead the integration team of Beringer and Mildara Blass Wines and was responsible for international operations budgets, including Sales and Marketing Operations, and International Finance in excess of 11 million US$. He managed the executive staff including VP Marketing, VP Finance, and National Sales Manager. Joe built a team that consisted of 23 Region, Division Managers, National Accounts and 18 Regional Brokers. Previously he was Eastern Regional Manager for Paterno Imports, whose international portfolio of products comes from all major wine producing countries. Mr. Carr graduated from the State University of New York at Geneseo in 1982 with a degree in Business Communications/ Fine Arts.

JAYESON CARMICHAEL - Mr. Jayeson Carmichael has served as a director since May 16, 2000. Mr. Carmichael's career has been focused in helping build hi-tech start-up companies, particularly Internet related companies, and taking an active advisory role in the establishment and further development of these ventures. His experience includes: brand building, site design, business development, marketing, and networking in the technology sector. In January 1999, Mr. Carmichael founded the Carmichael Institute - a non-profit think tank for learning and higher intelligence, with a focus on global political issues and current events. Although this non-profit endeavor is currently on hold, the Carmichael Institute's future goal is to develop and launch an online presence (www.carmichael-institute.com). It is intended to force productive dialogue regarding pressing issues the global community faces at any given time. Mr. Carmichael is the founder and the current president of The J. Carmichael Group incorporated in January 1999. The J. Carmichael Group is a private, Vancouver-based venture focused on seeking out companies in the hi-tech field that show potential for future success and require financing to further their operations. Based on extensively researching and analyzing such companies, The
J. Carmichael Group advises potential clients on the merits of investing in these ventures. Since its inception, The J. Carmichael Group has helped six companies through their start-up phases. As president, Mr. Carmichael fills a consultant or advisory role to the start-ups and does not take executive or directorship positions in the companies he has helped. Through consulting work at the J. Carmichael Group, Mr. Carmichael has advised several start-up technology and internet companies, including, the most notable, Megadepot.com, now Onvia, an internet company which provides access to business opportunities from more than 50,000 local, municipal, state and federal government purchasing offices through a customized daily bulletin that delivers bid notices, request for quotes and contracting opportunities. Additionally, from November, 2001 to February, 2002 Mr. Carmichael served as an advisor to Superior Networks Inc., aka superioronlinetraining.com, a company that provides on-line training programs including a driver training program targeted at senior citizens interested in acquiring discounts from insurance companies and improving their driving ability. From July 1999 to present, Mr. Carmichael has also held a director position for J. Carmichael Holdings, Ltd., a private real estate holding company involved in acquisition and retention of rental/revenue property. From April 1996 to January 1999, Mr. Carmichael was self employed as a contractor/real estate developer specializing in the procurement, sub-division, design and development of property. Mr. Carmichael holds a B.A. degree in Political Science from the University of British Columbia.

EDWARD WONG - Mr. Edward Wong has served as a director since May 16, 2000. From March 1998 until February 2002, when the business was sold to a new owner, Mr. Wong was the owner and operations manager of a restaurant, the Monterey, located in Vancouver, British Columbia. From June 1991 to present, Mr. Wong has been the President, General Manager and sole shareholder of Versailles Steak and Lobster House (1983) Ltd. Dba Coyote Bay Neighborhood Pub and Cold Beer and Wine Store. Coyote Bay is bar/restaurant with a separate retail beer and wine store selling beer and hard liquor for off-premise consumption. From October 2000 to present, Mr. Wong has served as President, General Manager and a 40% shareholder of 838 Gainful Venture Ltd. Dba Two Parrots Neighborhood Pub, a privately held Restaurant and Cold Beer and Wine Store. Two Parrots is bar/restaurant with a separate retail beer and wine store selling beer and hard liquor for off-premise consumption. From January 1992 to present, Mr. Wong has been a commercial real estate sales and leasing agent for Royal Pacific Realty focusing on residential and commercial sales and leasing in the area throughout the lower mainland including the City of Vancouver. From July 2000 to present, Mr. Wong has been the president and director of BlueStone Ventures Ltd., a mineral exploration company. Although not a public company, BlueStone recently filed an SB-2 registration statement with the Securities and Exchange Commission on April 30, 2002 that has not yet become effective. Mr. Wong graduated from Langara College, Vancouver, British Columbia, completing an academic program in appraisal and investment analysis of real estate. Shortly after graduation, from 1988 to 1991, he started his real estate career as a residential real estate appraiser for the company Campbell and Pound.

DIANE TRAVIS - Ms. Diane Travis has served in this capacity since May 16, 2000. Ms. Travis has over thirty years entrepreneurial experience in the health and beauty industry. For the past five years, she as been the owner and operator of a beauty salon, Salon 3287, offering hair styling, esthetics, massage, reflexology and sales of high-quality beauty products. Her duties include managing all aspects of the salon in addition to being a hair dresser. Her company, Salon 3287 in North Vancouver, has been in business for thirty years. Additionally, from 1997-1999 Ms. Travis served as a director for Grey Point Properties, Inc., a privately held real estate development company.

                          BOARD MEETINGS AND COMMITTEES

Board of Directors

The Company's Board of Directors met one time during the fiscal year ended March 31, 2003. Each of the directors attended all of the meetings of the Board of Directors during the fiscal year ended March 31, 2003.

Board Committees

The Board of Directors of the Company currently does not have any committees.





                       DIRECTOR AND EXECUTIVE COMPENSATION

The following table reflects all forms of compensation for the services to the Company for the fiscal years ended March 31, 2003, 2002, and 2001

                           SUMMARY COMPENSATION TABLE

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the fiscal year ended March 31, 2003 and the fiscal year ended April
30, 2002.

    Annual Compensation Table
                                  Annual Compensation         Long Term Compensation
      Name           Title      Year    Salary     Bonus    Other Annual    Restricted    Warrants &      LTIP        All Other
                                                            Compensation   Stock Awarded   Options    Payouts ($)    Compensation


    Jayeson     President, and   2003      0         0            0              0            0            0              0
   Carmichael      Director      2002      0         0            0              0            0            0              0
                                 2001      0         0            0              0            0            0              0

  Edward Wong     Secretary,     2003      0         0            0              0            0            0              0
                Treasurer, and   2002      0         0            0              0            0            0              0
                    Director     2001      0         0            0              0            0            0              0





Stock Option Grants

We did not grant any stock options to the executive officers during our most recent financial reporting period ending March 31, 2003. We have also not granted any stock options to the executive officers since our inception date of May 15, 2000.


                     CURRENT SECURITES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

As a result of the transaction with Knightsbridge and the related issuance of 12,402,500 (24,803,000 as of our forward stock split effective August 13, 2003) shares of our Common stock to Knightsbridge shareholders, the following persons are known to own 5% or more of our Voting Stock:

                             NUMBER OF VOTING SHARES      PERCENT OF OUTSTANDING
                                                               VOTING SHARES
NAME AND ADDRESS*


Mr. Joel Shapiro                       14,091,050                         47.08%
65 Shrewsbury Rd
Livingston, NJ 07039

Paul Gardner                            1,897,000(1)                       6.34%
13 Lileura Avenue
Beaumaris
Victoria, AU 3193

Jim McCubbin                              300,000                          1.00%
38 Maybaugh Lane
Annapolis, MD 21403

Joseph Carr                               350,000                          1.17%
659 Western Avenue
Albany, NY 12203

Barry Alexander                         1,800,000                          6.01%
33948 N. 81st Street
Scottsdale, AZ 85262

TriPoint Capital Advisors, LLC          1,646,000                          5.50%
15245 Shady Grove Rd Suite 400
Rockville, MD 20850

Jayeson Carmichael (2)                     50,000                          .001%
Box 38088 King Edward Court
Vancouver, BC Canada V5Z 4L9

Edward Wong       (2)                         0                             0.0%
5519 Cedar Creek Drive
Chilliwack, BC Canada V2R 5K5

Diane Travis (2)                              0                             0.0%
3287 Highland Blvd.
North Vancouver, BC Canada V7R 2X7



All directors and officers (2)         16,688,050                         55.76%
as a group (7 persons)


*  Included  in this  table are  persons  who may not own 5% of our  outstanding
Voting Stock but who currently hold positions as our officers or directors. Please note that these share positions have been adjusted for our 2 for 1 forward split effective August 13, 2003.

(1) Mr. Gardner is a one hundred (100%) percent shareholder of PLS Super Annuation Fund, which owns 948,500 of our voting shares. Therefore, Mr. Gardner beneficially owns 1,897,000 Shares of our voting stock.

(2) Messrs. Carmichael and Wong and Diane Travis have agreed to resign as directors following our compliance with Rule 14f-1.


                                LEGAL PROCEEDINGS

No current officer, director, affiliate or person known to us to be the record or beneficial owner of in excess of 5% of our Common Stock, or any person known to us to be an associate of any of the foregoing is a party adverse to us or has a material interest adverse to us in any material pending legal proceeding.

                         SECTION 16 BENEFICIAL OWNERSHIP
                              REPORTING REQUIREMENT

Section 16(a) of the Exchange Act requires that the our officers and directors and any person who owns more than ten percent of a registered class of out equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock an other equity securities of the Company. Such persons are required by Commission regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). We believe that during the fiscal year ended March 31, 2003, our officers and directors and all other persons to whom such requirements are applicable, have complied with all such filing requirements.

                            CERTAIN RELATIONSHIPS AND
                              RELATED TRANSACTIONS

We  acquired  the  domain  name   "www.Technetcommunications.com"  from  Jayeson
Carmichael, our former president and a director for nominal consideration of $60.00 on April 30, 2002.

Mr. Jayeson Carmichael, Mr. Ed Wong and Ms. Diane Travis, have all played a role as Tech-net's promoters since our inception. Other than the purchase of his stock, and a small loan to the company in the amount of $13,647, discussed in greater detail below, Mr. Carmichael has not entered into any agreement with us in which he is to receive from us or provide to us anything of significant value. Neither Mr. Wong nor Ms. Travis have entered into any agreement with us in which they are to receive or provide anything of significant value to Tech-Net.

Mr. Carmichael acquired 5,000,000 shares of our common stock at a price of $0.001 US per share on August 17, 2000. Mr. Carmichael paid a total purchase price of $5,000 for these shares. This purchase price of $0.001 per share was arbitrarily chosen and did not reflect our company's value at the time. Instead, this price was based upon the par value of our stock. Mr. Carmichael has agreed to cancel 4,975,000 of his shares to treasury in accordance with the terms of the Share Exchange.

Mr. Carmichael loaned the company a total of $13,647 relating to its initial start-up costs such as attorneys fees and other initial operation expenses. This amount has been forgiven by Mr. Carmichael pursuant to the terms of the Share Exchange.

Knightsbridge, our wholly owned subsidiary currently subleases its corporate and United States offices located at located at 65 Shrewsbury Road, Livingston, NJ 07039 pursuant to a verbal lease agreement with JS Capital, LLC, a company that is 100% owned by Joel Shapiro our current President, CEO and Chairman of the Board of Directors. JS Capital currently does not charge Knightsbridge for this space.

Knightsbridge currently subleases its Australian office located at 13 Lileura Avenue, Beaumaris, Victoria, AU 3193pursuant to a verbal lease agreement with The PLS Super Annuation Fund, a company that is 100% owned by Paul Gardner, one of our executive officers. Knightsbridge is currently not charged rent for this space.


                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Issuer has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.



                                             Tech-net Communications, Inc.

Dated: August 20, 2003

                                             /s/  Joel Shapiro
                                             -----------------------------
                                             Name:  Joel Shapiro
                                             Title: President